FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 12, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release May 12, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES TERMS OF CDN.$ 125,050,000 FINANCING

Toronto, Canada – May 12, 2010 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to announce the entering into of an underwriting agreement setting out the terms of its previously announced overnight marketed offering of common shares (the “Common Shares”) to be effected by way of a prospectus supplement (“Offering”) to the Company’s existing base shelf prospectus dated September 11, 2008 and filed with the securities commissions in all of the Provinces of Canada (other than the Province of Quebec) and under the multi-jurisdictional disclosure system in the United States by way of a prospectus supplement to the Company’s existing U.S. shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2008.

A total of 61,000,000 Common Shares will be distributed in connection with the Offering at a price of Cdn.$2.05 per Common Share for aggregate gross proceeds to the Company of Cdn.$125,050,000.  The Offering will be conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (together, the “Underwriters”).  The Common Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

The Company will be filing prospectus supplements with the securities commissions in each of the Provinces of Canada (other than the Province of Quebec) and with the SEC.

Pursuant to the terms of the underwriting agreement, the Company has granted the Underwriters an over-allotment option to purchase additional Common Shares in an amount up to 10% of the number of Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The Company intends to use the net proceeds of the Offering as follows:  (i) development costs of “Phase 1” of the Twangiza project; (ii) additional drilling programs at the Twangiza project and other projects; and (iii) administrative and general corporate purposes of the Company.

The Offering is expected to close on or about May 20, 2010 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex Equities.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Banro is commencing construction of “Phase 1” of its Twangiza project which is seen as the key to unlocking shareholder value by advancing the Company to gold production status and using this as a platform to develop the Company’s significant gold assets in a socially and environmentally responsible manner.

Banro has filed a base shelf prospectus with the Canadian securities regulatory authorities and a shelf registration statement with the SEC which will serve as the base for the Offering in the United States to which this communication relates. Before you invest, you should read the base shelf prospectus including any prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces of Canada, except Quebec, and the SEC for more complete information about the Company and the Offering. You may obtain a copy of the base shelf prospectus in Canada from either GMP Securities L.P. (fax (416) 943-6134) or request a copy by telephone at (416) 943-6130) or CIBC World Markets Inc. (fax (416) 594-7242) or request a copy by telephone at (416) 594-7270). You may obtain a copy of the shelf registration statement and prospectus filed in the United States from Griffiths McBurney Corp.  c/o GMP Securities L.P. Attn: Equity Capital Markets, 145 King St. W., Suite 300, Toronto, Ontario, M5H 1J8, Canada, email your request to ecm@gmponline.com or fax your request to 416-943-6134, or CIBC World Markets Corp., Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, email your request to useprospectus@us.cibc.com or fax your request to (212) 667-6303.

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Forward-Looking Statements: Statements in this press release regarding the proposed Offering and the anticipated use of proceeds and future gold production are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy the conditions set forth in the underwriting agreement; the need to satisfy regulatory and legal requirements with respect to the proposed Offering; risks related to the stage of the Company’s projects; market fluctuations in prices for securities of mineral resource companies such as Banro; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; political developments in the DRC;  the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the SEC and in its annual information form dated March 29, 2010 and filed on SEDAR. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.
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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 (0) 1959 569 237; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.